Karen E. Deschaine +1 858 550 6088 kdeschaine@cooley.com	VIA EDGAR

February 8, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor, Tim Buchmiller, Michael Fay, and Brian Cascio

Re:	Talis Biomedical Corporation Registration Statement on Form S-1 Filed January 22, 2021 File No. 333-252360

Dear Mr. Gabor:

On behalf of our client, Talis Biomedical Corporation (the “Company”), we are submitting this response letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 29, 2021 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on January 22, 2021 (the “Registration Statement”). We are also electronically transmitting for filing an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) that updates the Registration Statement.

The numbering of the paragraph below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the response below corresponds to the page numbers of the Amended Registration Statement.

Staff Comments and Company Responses to Comment Letter

Registration Statement on Form S-1 filed with the Commission on January 22, 2021

Talis One tests, page 126

1.

We note your response to prior comment 2 and reissue. Please revise the Overview section of the Prospectus Summary to clearly disclose that your initial focus was on women’s health and sexually transmitted infections and that you postponed development of that program to focus on a COVID-19 test. Alternatively, tell us why this information does not warrant summary level disclosure.

Response:      The Company has updated the disclosures on page 5 of the Amended Registration Statement.

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Cooley LLP     4401 Eastgate Mall     San Diego, CA     92121

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United States Securities and Exchange Commission

February 8, 2021

Page Two

The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amended Registration Statement or this response letter to me at (858) 550-6088.

Sincerely,

Cooley LLP

/s/ Karen E. Deschaine

Karen E. Deschaine

cc:	Brian Coe, Chief Executive Officer, Talis Biomedical Corporation Brian J. Cuneo, Latham & Watkins LLP

Cooley LLP     4401 Eastgate Mall     San Diego, CA     92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com